SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

Israel Growth Partners Acquisition Corp.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

465090108

(CUSIP Number)

Craig Samuels
Moorland Lane Partners, LLC
4808 Moorland Lane, Suite 109
Bethesda, Maryland 20814
Telephone: (301) 576-1186

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moorland Lane Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,400,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,400,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)
14			TYPE OF REPORTING PERSON OO (limited liability company)

(1)  Based on 2,465,100 shares of common stock outstanding as of July 2, 2010.

Page 2 of 10 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,400,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,400,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)
14			TYPE OF REPORTING PERSON IN

(1)  Based on 2,465,100 shares of common stock outstanding as of July 2, 2010.

Page 3 of 10 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Metzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,400,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,400,000
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%(1)
14			TYPE OF REPORTING PERSON IN

(1)  Based on 2,465,100 shares of common stock outstanding as of July 2, 2010.

Page 4 of 10 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Israel Growth Partners Acquisition Corp., a shell corporation organized under the laws of Delaware (the “Issuer”).  The address of the principal executive offices of the Issuer is 4808 Moorland Lane, Suite 109, Bethesda, Maryland 20814.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Moorland Lane Partners, LLC (“Moorland”);

Craig Samuels (“Samuels”); and

Mitchell Metzman (“Metzman”).

Moorland, Samuels and Metzman are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 1,400,000 shares of the Common Stock held by Moorland (collectively, the “Shares”).  As managers and members of Moorland, Samuels and Metzman share voting and dispositive power over the securities held by Moorland.

The business address of the Reporting Persons is 4808 Moorland Lane, Suite 109, Bethesda, Maryland 20814.

Moorland is principally engaged in the business of investing in securities.  Samuels is currently serving as the Chief Executive Officer, President and sole director of the Issuer and a manager of Moorland.  Metzman is currently serving as the Secretary and Chief Financial Officer of the Issuer and a manager of Moorland.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Samuels and Metzman are each citizens of the United States.  Moorland is a Delaware limited liability company.

Page 5 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2010, pursuant to that certain agreement (the “Agreement”), between FI Investment Group, LLC, a Virginia limited liability company (“FIIG”) and Moorland, Moorland purchased and FIIG caused the Issuer to issue and sell the Shares for a purchase price of $.01 per share or $14,000 in the aggregate.  The purchase price of $14,000 was paid from the capital contributions made in Moorland.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in order to obtain a majority of the issued and outstanding shares of Common Stock for the purpose of controlling the Issuer’s ability to combine with an operating company.  While no specific plans have been made, possible actions include initiating efforts to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer and/or a change in the present board of directors or management of the Issuer, and/or a material change in the Issuer's business or corporate structure.  The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances.

At the date of this Statement, the Reporting Persons, except as set forth in this Statement and consistent with the Reporting Persons’ positions with the Issuer, have no plans or proposals which would result in:

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, Moorland may be deemed to be the beneficial owner of an aggregate of 1,400,000 shares of Common Stock, which represents approximately 56.8% of the Common Stock outstanding.  Moorland may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.

Page 6 of 10 Pages

As of the date of this report, each of Samuels and Metzman may be deemed to be the beneficial owner of an aggregate of 1,400,000 shares of Common Stock, which represents approximately 56.8% of the Common Stock outstanding.  As a manager and member of Moorland, each of Samuels and Metzman may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 1,400,000 shares held by Moorland.  Each of Samuels and Metzman disclaims ownership of the Shares held by Moorland except to the extent of his pecuniary interest therein.

The Shares were acquired by Moorland pursuant to the Agreement as follows:

Date	No. of Shares Acquired	Price Per Share	Aggregate Price
June 30, 2010	1,400,000	$.01	$14,000.00

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Agreement, FIIG agreed to cause a designee of Moorland (the “Designee”) to be appointed to the Board of Director of the Issuer (the “Board”) to fill the seat of a newly created directorship and secure the resignation of the Issuer’s current sole director so that the Designee would serve as the sole director of the Issuer.  During the time that the Designee serves on the Board, Moorland agreed to fund, or arrange for the funding of, the payment of all expenses that the Issuer incurs to remain a public reporting company with non-convertible debt funding for one year.

The Agreement provides certain call rights for FIIG to purchase all Moorland’s securities in the Issuer, which rights are exercisable upon notice (i) if Moorland determines to abandon the objective of consummating a business combination with a target operating company (a “Combination”) through the Issuer or (ii) if within two years from the purchase of the Shares, Moorland has not caused the Issuer to raise at least $250,000 of additional capital through the issuance of debt and/or equity securities or to consummate a Combination.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated July 9, 2010.

Exhibit 2.	Agreement, dated June 30, 2010, by and between FI Investment Group, LLC and Moorland Lane Partners, LLC.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2010

CRAIG SAMUELS

/s/ Craig Samuels

MITCHELL METZMAN

/s/ Mitchell Metzman

MOORLAND LANE PARTNERS, LLC

By:	/s/ Craig Samuels
Name:	Craig Samuels
Title:	Manager

Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1	Joint Filing Agreement, dated July 9, 2010.

2	Agreement, dated June 30, 2010 by and between FI Investment Group, LLC and Moorland Lane Partners, LLC.

Page 9 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Israel Growth Partners Acquisition Corp., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 9, 2010.

CRAIG SAMUELS

/s/ Craig Samuels

MITCHELL METZMAN

/s/ Mitchell Metzman

MOORLAND LANE PARTNERS, LLC

By:	/s/ Craig Samuels
Name:	Craig Samuels
Title:	Manager

Page 10 of 10 Pages

Exhibit 2

AGREEMENT

THIS AGREEMENT is made this 30th day of June, 2010, by and between FI Investment Group, LLC (“FIIG”), a Virginia limited liability company, and Moorland Lane Partners, LLC,  a limited liability company organized under the laws of the State of Delaware (“Investor”).

Recitals

A.           FIIG is the holder of 534,300 shares of the issued and outstanding shares of $.0001 par value common stock (“Common Stock”) of Israel Growth Partners Acquisition Corp. (“IGPAC”),  a shell corporation organized under the laws of Delaware, whose shares of Common Stock are registered under the Securities Exchange Act of 1934, as amended (the “Act”).

B.           The shares FIIG holds in IGPAC represent 50.2% of the issued and outstanding Common Stock.

C.           Investor desires to obtain a majority of the issued and outstanding shares of IGPAC for the purpose of controlling IGPAC’s ability to combine with an operating company which will then have publicly-traded shares.

D.           Until, if at all, IGPAC becomes self-sustaining, IGPAC requires funding for the purpose of the payment of expenses associated with maintaining its public company status.

E.           Investor has agreed, subject to the provisions hereof,  to fund, or arrange for the funding, required to maintain IGPAC as a public reporting company.

F.           Investor and FIIG desire to set forth all their agreements and understandings.

NOW THEREFORE, the parties hereto intending to be legally bound agree as follows:

1.           Purchase of Shares and Capital Contribution.  Upon execution of this Agreement, Investor shall purchase from IGPAC, and FIIG shall cause IGPAC to issue and sell to Investor,  1,400,000 restricted shares of IGPAC Common Stock (“Shares”) at a price of $.01 per share or $14,000 in the aggregate (‘Purchase Price”). Upon execution of this Agreement, Investor shall tender to IGPAC  the Purchase Price by wire transfer to an account designated by IGPAC whereupon IGPAC shall cause the Shares to be registered in the name of Investor or his nominee.  Concurrently with Investor’s purchase of the Shares, FIIG shall make a capital contribution to IGPAC for all unpaid Delaware franchise taxes due for 2009, inclusive of all penalties, fees and interest due thereon, all to the estimated extent set forth on Exhibit A, and if additional amounts are subsequently determined to be due, FIIG shall make an additional capital contribution for such additional amounts. No shares of Common Stock will be issued to FIIG in exchange for such contributions.

2.           Appointment of Director.  Upon purchase of the Shares, FIIG shall cause a designee of Investor (‘Designee”) to be appointed to the IGPAC Board of Directors (the “Board”) to fill the seat of a newly created directorship.  Following the effectiveness of such appointment, FIIG shall secure the resignation of IGPAC’s current sole director so that the Designee shall then serve as the sole director of IGPAC.  Nothing in this Agreement is intended to restrict Investor’s or the Board’s right, as then constituted pursuant to Section 3.2 of the IGPAC bylaws, to establish newly created directorships and to fill such directorships as he or as the Board shall determine.   No obligation shall exist to include a FIIG designee on the Board.

3.           Funding Expenses.  During such time as the Designee serves on the Board, Investor shall fund, or arrange for the funding of, the payment of all expenses that IGPAC incurs to remain a public reporting company under the Act and remain in compliance with all laws of a material nature to which IGPAC is subject (“Public Company Expenses”).  Public Company Expenses shall include all legal and accounting costs relating to the filing of all periodic and other reports required under the Act, all expenses of audits and reviews by an independent accounting firm, fees of IGPAC’s transfer agent costs, tax return preparation costs and tax obligations.

4.           Form of Funding.  Investor agrees to fund  Public Company Expenses  with non-convertible debt funding for a period of one year, commencing on the date Investor purchases the Shares.  Nothing in this Section 4 is intended to restrict IGPAC's right to repay any of these non-convertible debt obligations owed Investor from any subsequent IGPAC capital raises.

5.           Call Right.  If, for whatever reason, Investor determines to abandon the objective of consummating a business combination with a target operating company (a “Combination”) through IGPAC and incidental thereto causes the Designee to resign from the Board, Investor will provide FIIG not less than 30 days prior written notice of such resignation.  Any such notice shall include a statement of all Public Company Expenses, the payment of which is attributable to all debt and equity investments which Investor has made in IGPAC..   FIIG shall thereafter have the right to purchase from Investor all equity and debt securities held in IGPAC for an amount equal to the aforesaid Public Company Expenses. FIIG must exercise such right within 30 days of receipt of such notice from Investor.   Payment shall accompany FIIG’s notice of the exercise of its call right hereunder.

6.           Additional Call Right of FIIG.  If within two years from the purchase of the Shares, Investor has not caused IGPAC to raise at least $250,000 of additional capital through the issuance of debt and/or equity securities, inclusive of the purchase of the Shares, or to consummate a Combination, FIIG shall have a call right to purchase all securities Investor holds in IGPAC.  Such call right shall be exercised within 30 days after such two-year anniversary date upon notice from FIIG to Investor.  The purchase price for such securities shall be equal to all debt and equity investments Investor has made in IGPAC which are attributable to the payment of Public Company Expenses.  Upon notice from FIIG to Investor within the 30 day period prior to the two-year anniversary date, Investor will provide FIIG with the amount of such Public Company Expenses within 10 days of receipt of such notice from FIIG.  Investor shall thereafter have the right to notify FIIG of any increase in the amount of such Public Company Expenses. Payment of the purchase price shall accompany notice of FIIG’s exercise of the right.  In the event that FIIG’s call right expires or terminates as a result of raising $250,000 or consummating a Combination, FIIG shall no longer have any rights with respect to IGPAC and Investor under this Agreement, including, but not limited to, those set forth in Section 9, below, other than as a stockholder, and then only to the extent that it owns any stock of IGPAC.

7.           Co-Investors.  If others, exclusive of members of Investor to whom Section 13(i) hereunder shall apply, have co-invested with Investor (“Co-Investors”) to fund IGPAC for the purpose of paying Public Company Expenses, Investor shall have the right to include in the statement of Public Company Expenses the amounts invested by such Co-Investors, in which event FIIG’s call rights under Sections 5 and 6 hereof shall also include the equity and debt securities of the Co-Investors.  Investor agrees to cause such Co-Investors to sell their securities to FIIG in connection with FIIG’s call rights.

8.           Investor’ Call Right.  At anytime prior to any resignation under Section 3, Investor shall have the right to acquire 50% of FIIG’s current shares in IGPAC at a price of $175,000, provided no letter of intent or definitive agreement has been executed for a Combination.  Investor shall exercise such call upon written notice to FIIG, which notice shall be accompanied by the payment of the purchase price for the shares.  If a letter of intent or definitive agreement is executed within 30 days of the exercise of such call right, FIIG shall have the right to rescind the call within 30 days of the time FIIG knew or should have known of such execution.  Any public notice by press release or Form 8-K of the execution of a letter of intent or definitive agreement shall constitute knowledge by FIIG.  Exercise of such right of rescission shall be made upon notice to Investor.  Repayment of the amount paid upon exercise of the call right shall accompany such notice.  Investor agrees to hold in his possession sufficient shares of IGPAC Common Stock following exercise of the call right to satisfy any rescission by FIIG.

9.           Participation Right.  If and to the extent Investor causes IGPAC to seek to raise additional capital from third parties through any securities consisting of shares of IGPAC Common Stock or  Common Stock equivalents, such as convertible securities and warrants, Investor shall provide FIIG with notice of the anticipated terms of such capital raise. Within 5 days of receipt of such notice, FIIG shall have the right to notify Investor of FIIG’s desire to participate in such financing and the level of FIIG’s participation.  Upon receipt of such notice, Investor shall cause IGPAC to use its best efforts to enable FIIG to participate at the level FIIG has indicated.  If FIIG’s investment adversely affects the investment of any third party participant in the financing, Investor shall have the right to cause IGPAC to reduce, to zero if necessary, the level of FIIG’s participation.  In no event shall Investor cause IGPAC to undertake any financing subject to the provisions of this Section 9 at a price per share of Common Stock, or Common Stock equivalent, of less than $.02 per share (as adjusted for any stock split, stock dividend, stock combination or similar changes in IGPAC’s capitalization).

10.           Representations of FIIG.  FIIG represents and warrants to Investor as follows:

(a)           FIIG has the requisite authority to enter and perform its obligations under this Agreement and the consent of any other party is not required in connection herewith.

(b)           Since FIIG has assumed control of IGPAC, it has not entered into any agreement of any nature whatsoever other than with accountants, attorneys and financial printers to provide services for the benefit of IGPAC to assist in the preparation and filing of periodic reports under the Act.

(c)           FIIG has no knowledge of any liabilities of IGPAC except as reflected on Exhibit A.  FIIG has no knowledge of any asserted or unasserted claims, contingent or otherwise, against IGPAC, other than set forth on Exhibit A.

(d)           FIIG has caused IGPAC and IGPAC’s sole director to take any and all actions required to consummate all of the agreements required under Sections 1 and 2 of this Agreement.

(e)           All amounts that FIIG has invested into IGPAC have just been as additional paid in capital and IGPAC has no obligation to FIIG to issue any notes or other securities to FIIG in connection therewith.

(f)           To the knowledge of FIIG, all statements as to the beneficial ownership of IGPAC’s shares of Common Stock in the Form 10-K of IGPAC for the fiscal year ended July 31, 2009 are true and correct.

11.          Covenant to Pay.  If any liabilities arise for IGPAC relating to any periods prior to the date of this Agreement that are not set forth on Exhibit A or exceed by $1,000 or more the amounts set forth on Exhibit A, FIIG agrees within five days of receipt of notice from Investor to make a capital contribution to IGPAC equal to such liability or excess amount.  If FIIG fails to make any such payment, the last sentence of Section 9 hereof shall no longer apply.

12.          Indemnification.  FIIG hereby indemnifies and holds harmless Investor and IGPAC from any and all losses, damages, claims, costs and expenses, including attorney’s fees and expenses (each, a “Loss”) actually suffered or incurred by Investor or IGPAC arising out of or resulting from the breach of any representation, agreement or covenant made by FIIG under this Agreement. Investor shall give FIIG notice of any matter that could give rise to a right of indemnification within 60 days of such determination, stating the amount of the Loss, if known, and the method of computation thereof.

13.          Lock-up.  FIIG agrees that, without the prior written consent of Investor (which consent may be withheld in its sole discretion), it will not, during the period  commencing on the date hereof and ending on the earlier of the resignation of the Designee as a director or six months following a Combination, whichever first occurs, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of  Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

14.           Miscellaneous.

(a)           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this subparagraph (a).

(i)	if to Investor:

4808 Moorland Lane
Bethesda, Maryland 20814
Facsimile: (will be provided)

if to FIIG:
1600 Tysons Boulevard, Suite 1150
McLean, Virginia 22102
Attention:  Richard J. Roth
Facsimile:  (703) 286-1399

(b)           Public Announcements.  Neither party hereto shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by law or regulation, and the parties hereto shall cooperate as to the timing and contents of any such press release, public announcement or communication.

(c)           Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the Investor and FIIG with respect to the subject matter hereof.

(d)           Assignment.  This Agreement may not be assigned by either party hereto;  provided, however, that Investor may assign this Agreement to an affiliate without the consent of FIIG.

(e)           Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, Investor and FIIG.

(f)           No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

(g)           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

(h)           Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

(i)           Investor’s Members.  Any individual investments in IGPAC by members of Investor shall for purposes of this Agreement be deemed made by  Investor and subject to the provisions of this Agreement as if held by Investor.  In no event shall such members have any right to exercise any right under this Agreement reserved to Investor.

(j)           Survival.  The representations and warranties of FIIG under Section 10 shall survive the execution of this Agreement.

IN WITNESS WHEREOF, Investor and FIIG have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MOORLAND LANE PARTNERS, LLC:

By:	/s/ Craig A. Samuels
Craig A. Samuels
Title:	Manager

FI INVESTMENT GROUP, LLC

By:	/s /Richard J. Roth
Richard J. Roth

Title:	EVP

Exhibit A

Israel Growth Partners Acquisition
Accrued Expenses
Jan-10

				04/30/10
Posted			Expense	Ending
Date	Vendor	Description	account	Balance
01/31/09	Delaware Secretary of State	Delaware Franchise Tax for year 2009	Other Taxes	15,392.30	Per analyst
	Delaware Secretary of State	Delaware Franchise Tax for year 2010		700.00	estimate
	Delaware Secretary of State	Add'l filing fees, etc		1,250.00	estimate
01/31/09	Greenberg Traurig LLP	Legal service fee for Dec and Jan 09	Legal	30,955.04
04/21/09	Mediant Communications			343.97
01/31/10	Greenberg Traurig LLP	Fee for Form 10Q - 1/31/10	Legal	4,407.69
	Greenberg Traurig LLP	Fee for Form 10Q - 4/30/10	Legal	2,000.00	estimate
01/31/10	The Hurley Group	Fee for Form 10Q - 4/30/10	Accounting	2,000.00
07/31/09	Gruber & Company LLC	Fee for Form 10Q - 1/31/10	Accounting	1,250.00	estimate
01/31/10	Gruber & Company LLC	Fee for Form 10Q - 4/30/10	Accounting	1,250.00	estimate
01/31/10	American Stock Transfer	Balance @ 4/30/10	Transfer Agent Fees	3,000.00	($600/month)
01/31/10	Vintage Filings	Form 10Q - 1/31/10	Filing fee	390.00
	Vintage Filings	Form 10Q - 4/30/10	Filing fee	815.00

Totals for Accrued Expenses				63,754.00

				(2,000.00)	Paid THG 5/26/10
				(390.00)	Paid VF 6/1/10
				1,200.00	May/June AST bills
				62,564.00

				4,946.00	Cash @ 4/30/10
				(2,390.00)	Payments
				2,556.00	Cash @ 6/23/10